SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section
14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

RiT TECHNOLOGIES LTD.
(Name of Subject Company (Issuer))

STINS COMAN INCORPORATED
(Name of Filing Person (Offeror))

ORDINARY SHARES, PAR VALUE NIS 0.1 PER SHARE

(Title of Class of Securities)

M8215N 10 9
(CUSIP Number of Class of Securities)

STINS COMAN INCORPORATED
Pervomayskaya Street, 126
Moscow 105203 Russia
Tel: 011-7-495-231-3040
Fax: 011-7-495-465-9034
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Michael Orion, Adv.	Andrea I. Weinstein, Esq.
72 Weizman Street	Schonfeld & Weinstein, L.L.P.
Tel-Aviv 62308, Israel	80 Wall Street, Suite 815
(972) 3-544-1937	New York, New York 10005
(212) 344-1600

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$631,308	$24.81
*     Estimated for purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of 734,079 ordinary shares, par value NIS 0.1 per share (the “Shares”), of RiT Technologies Ltd. (“RiT”) at a purchase price of  $0.86 per share.

**   The amount of the filing fee, calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, as amended, by multiplying the transaction valuation by 0.0000393.

☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None	Form or Registration No.: Not Applicable.
Filing Party: Not Applicable	Date Filed: Not Applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transaction to which the statement relates:
☒	third-party tender offer subject to Rule 14d-1
☐	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Tender Offer Statement on Schedule TO (this "Schedule TO") is filed by Stins Coman Incorporated (the "Purchaser"), and relates to the offer by the Purchaser to purchase 734,079 Shares, or such greater number of Shares that will represent 5% of the total voting rights of RiT outstanding as of the expiration of the offer, at the price of $0.86 per Share, net to the seller in cash, less any required withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 2, 2008  (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with any amendments or supplements thereto, collectively constitute the "Offer").

This Schedule TO is intended to satisfy the reporting requirements of Rule 14d-1 under the Securities Exchange Act of 1934, as amended. Pursuant to General Instruction F to Schedule TO, the information contained in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference in response to all of the items of this Schedule TO as more particularly described below. Capitalized terms used herein but not otherwise defined have the meaning ascribed to such terms in the Offer to Purchase.

ITEM 1. SUMMARY TERM SHEET.

The information set forth under "Summary Term Sheet" in the Offer to Purchase is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

(a)      The information set forth in Section 8 ("Information Concerning RiT") of the Offer to Purchase under the heading "The Tender Offer" is incorporated herein by reference.

(b)     This schedule TO relates to 5% of the outstanding ordinary shares par value NIS 0.1, of RiT. Based on information presented by RiT, as of May 2, 2008, there were 14,681,574 ordinary shares outstanding. The information set forth under "Introduction" in the Offer to Purchase is incorporated herein by reference.

(c)     The shares are traded on the Nasdaq Capital Market under the symbol “RITT.” The information set forth under "Introduction," Section 6 ("Price Range of the Shares; Dividends on the Shares") under the heading "The Tender Offer" and Section 8 ("Information Concerning RiT") under the heading "The Tender Offer" in the Offer to Purchase is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

(a), (b) and (c) The information set forth in the Offer to Purchase under "Introduction" and Section 9 ("Information Concerning Purchaser") under the heading "The Tender Offer" and Schedule I “Directors, Executive Officers and Control Persons of Stins Coman” is incorporated herein by reference.

 ITEM 4. TERMS OF THE TRANSACTION.

(a)     The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	"Summary Term Sheet";

•	"Introduction";

•	"Background to the Offer";

•	Section 1 ("Terms of the Offer; Proration, Expiration Date");

•	Section 2 ("Acceptance for Payment and Payment");

•	Section 3 ("Procedures for Tendering Shares or Notifying Us of Your Objection to this Offer");

•	Section 4 ("Withdrawal Rights");

•	Section 5 ("Material U.S. Federal Income Tax and Israeli Income Tax Consequences");

•	Section 7 ("Effects of the Offer on the Market for Shares; Registration under the Exchange Act");

•	Section 10 ("Sources and Amount of Funds");

•	Section 12 ("Conditions of the Offer"); and

•	Section 13 ("Legal Matters and Regulatory Approvals").
The information set forth in the Letter of Transmittal and the Notice of Objection, copies of which are attached hereto as Exhibits (a)(1)(B) and (a)(1)(G), is also incorporated herein by reference.

ITEM 5. PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a)(1) Other than the transactions described in Item 5(b) below, during the past two years neither Stins Coman nor any of its officers, directors or control persons as listed in Schedule I of the Offer to Purchase has entered into any transaction with RiT or its affiliates that are not natural persons except the Stock Purchase Agreement dated March 27, 2008 by and between Stins Coman and Yehuda Zisapel, Zohar Zisapel and Meir Barel.

(a)(2) Other than the transaction described in Item 5(b) below, during the past two years neither Stins Coman nor any of the persons listed on Schedule I of the Offer to Purchase has entered into any transaction or similar transactions with any executive officer, director or control person of RiT that is a natural person that exceeds $60,000 except the Stock Purchase Agreement dated March 27, 2008 by and between Stins Coman and Yehuda Zisapel, Zohar Zisapel and Meir Barel;

(b) The information set forth in the Offer to Purchase under "Introduction," "Background to the Offer" and Section 9 under the heading "The Tender Offer" ("Information Concerning Purchaser") is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a)     The information set forth in the Offer to Purchase under "Background to the Offer" ("Purpose of the Offer; Reasons for the Offer") and Section 9 ("Information Concerning Purchaser") is incorporated herein by reference.

(c) (1) through (7)    The information set forth in the Offer to Purchase under "Background to the Offer" ("Plans for RiT after the Offer; Effects of the Offer") and Section 9 ("Information Concerning Purchaser") is incorporated herein by reference.

 ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a), (b) and (d) The information set forth in the Offer to Purchase under Section 10 ("Sources and Amount of Funds") is incorporated herein by reference.

 ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) and (b) The information set forth in the Offer to Purchase under "Introduction," "Background to the Offer," Section 9 ("Information Concerning Purchaser") and Schedule I is incorporated herein by reference.

 ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a)     The information set forth in the Offer to Purchase under Section 14 ("Fees and Expenses") is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS.

Not Applicable.

ITEM 11. ADDITIONAL INFORMATION.

(a)     The information set forth in the Offer to Purchase under "Background to the Offer" ("Purpose of the Offer; Reasons for the Offer," "Interest of Persons in the Offer" and "Related Party Transactions"), Section 7 ("Effect of the Offer on the Market for Shares; Registration Under the Exchange Act"), Section 9 ("Information Concerning Purchaser"), Section 12 ("Certain Legal Matters; Regulatory Approvals") and Section 13 ("Legal Matters and Regulatory Approvals") is incorporated herein by reference. The Purchaser is not aware of any pending material legal proceedings relating to the Offer.

(b)     The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

ITEM 12. EXHIBITS.

See Exhibit Index following the signature page.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not Applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

STINS COMAN INCORPORATED BY: /S/ Boris Granovsky —————————————— Boris Granovsky Chief Executive Officer STINS COMAN Incorporated

Dated: May 2, 2008

EXHIBIT INDEX

NO.	DESCRIPTION

(a)(1)(A)	Offer to Purchase dated May 2, 2008.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute W-9.

(a)(1)(G)	Notice of Objection.

(a)(2)	Text of Press Release issued by the Subject Company on March 27, 2008 and filed under cover of Schedule 14D-9C on March 27, 2008.

(b)     None.

(d)     Share Purchase Agreement between the Purchaser and Mr. Yehuda Zisapel, Mr. Zohar Zisapel and Mr. Meir Barel, dated March 27, 2008.*

(g)     Not Applicable.

(h)     Not Applicable.

* Previously filed as Exhibit 1 to Schedule 13D/A, filed by the Purchaser on March 31, 2008, and is incorporated herein by reference.